EXHIBIT 11


                        GANNETT CO., INC.

                Calculation of Earnings per Share


                                     Thirteen Weeks Ended

                                March 27, 1994    March 28, 1993

Net Income .................... $ 78,711,000       $ 66,342,000


Weighted average number of
common shares outstanding....    147,123,000        145,789,000


Net income per share..........      $0.54              $0.46